UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                Commission File Number: 000-15888



(Check One):   [ ]  Form 10-KSB   [ ]  Form 20-F    [ ]  Form 11-K
               [X]  Form 10-QSB   [ ]  Form N-SAR   [ ]  Form N-CSR

                For Period Ended:   June 30, 2005

     [ ]  Transition Report on Form 10-K and Form 10-KSB
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q and Form 10-QSB
     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended: ______________________



     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________



                             PART I
                     REGISTRANT INFORMATION

     Full Name of Registrant:  IGENE BIOTECHNOLOGY, INC.

     Former Name if Applicable:  NA

     Address of Principal Executive Office:  9110 RED BRANCH ROAD

     City, State and Zip Code:  COLUMBIA, MARYLAND 21045-2024

                             PART II
                     RULES 12b-25(b) AND (c)

     If   the   subject  report  could  not  be   filed   without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

          (a)  The  reasons  described  in  reasonable  detail in
               Part  III  of  this  form  could not be eliminated
               without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the
 [ ] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)  The  accountant's  statement  or   other  exhibit
               required by Rule 12b-25(c) has been attached if applicable.


                            PART III
                            NARRATIVE

     State  below in reasonable detail the reasons why the  Forms
10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Additional time will be needed for the Registrant to complete the preparation of its Quarterly Report on Form 10-QSB (the "Form 10-QSB") for the quarter ended June 30, 2005. As previously reported in its Current Report on Form 8-K, filed with the Securities and Exchange Commission (the "SEC") on May 16, 2005, the Registrant received a letter on May 12, 2005 from Berenson LLP ("Berenson"), its independent registered public accounting firm, notifying the Registrant that its Financial Statements (as defined below) should no longer be relied upon because of errors in those Financial Statements. Such financial statements include the Registrant's consolidated financial statements contained in the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2003 and consolidated interim financial statements contained in the Registrant's Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, 2003 and 2004, June 30, 2003 and 2004, and September 30,
     2003 and 2004 (collectively, referred to herein as the "Financial Statements").

          The errors in the Financial Statements referenced above relate to the accounting treatment of the Registrant's 50% participation in a joint venture with Tate & Lyle PLC ("Tate & Lyle"), which joint venture produces Aquasta(TM) for the aquaculture industry at Tate & Lyle's Selby, England facility (the "Joint Venture"). For a more detailed description of the accounting treatment of the Joint Venture see below under Part IV.

          The Registrant is now in the process of filing the corrections necessary to restate the Financial Statements and to appropriately prepare the Form 10-QSB. As a result, the Registrant is not currently in a position to file the Form 10-QSB.

          Based   upon   its  current  schedule,  the  Registrant
     anticipates that it will not be in a position to file its Form 10-QSB by the 5th calendar day following the prescribed due date of the Form 10-QSB.

                             PART  IV

                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Edward J. Weisberger                         (410) 997-2599
     ___________________________________________________________
     (Name)                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                          [ ] Yes  [X] No

     The Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2004, which was due to be filed on or before March 31, 2005, as well as the Registrant's Quarterly Report on Form 10-QSB, which was due to be filed on or before May 15, 2005, have not yet been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          As previously reported in the Registrant's Current Report on Form 8-K filed with the SEC May 16, 2005 and its Notification of Late Filing filed with the SEC on April 1, 2005, the Registrant's investment in the Joint Venture has been accounted for under the equity method of accounting as a one-line caption on its consolidated balance sheets and consolidated statements of operations contained in the Financial Statements with the excess of fair value of such investment in the Joint Venture over historical cost basis (or book value) of consideration paid for such investment reflected as an adjustment to additional paid-in capital.

          As mentioned above, the Registrant is currently in the process of restating the Financial Statements. The corrections necessary to restate the Financial Statements pertain to the manner in which the Registrant recorded its investment in the Joint Venture. While the Registrant's investment in the Joint Venture has been correctly accounted for under the equity method of accounting as a one-line caption on its consolidated balance sheets and consolidated statements of operations, the Registrant and Berenson now believe that the Registrant's investment in the Joint Venture should have been recorded at an amount equal to the book value of the Registrant's consideration contributed at the creation of the Joint Venture (not as the excess of fair value of the Registrant's investment in the Joint Venture over the historical cost basis (or book value)). As a result, the Registrant's investment in the Joint Venture should have been recorded with a book value of zero; not the twelve million dollars ($12,000,000) initially recorded in the Financial Statements.

          As mentioned above, the Registrant is currently in the process of restating the Financial Statements, which includes the results of operations for the period ended June 30, 2004. In addition, the Registrant is currently in the process of preparing its results of operations for the quarter ended and six month period ending June 30, 2005 based on the revised treatment of the Joint Venture. As a result, the Registrant cannot provide a reasonable estimate of the change in its results of operations between the quarter ended June 30, 2005 and the corresponding period for fiscal year 2004.

                       IGENE BIOTECHNOLOGY, INC.
             ____________________________________________
             (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



     Date: August 12, 2005        By: /s/ EDWARD J. WEISBERGER
                                      ___________________________
                                          EDWARD J. WEISBERGER
                                          Chief Financial Officer